1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008.
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 27, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

2008 THIRD QUARTER REPORT

1	IMPORTANT NOTICE

1.1

The board of directors (the "Board"), the supervisory committee, the directors, supervisors and senior management of Aluminum Corporation of China Limited (the "Company") confirm that this report does not contain any false representation, misleading information or material omission. All of them jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the contents of this report.

1.2

The written resolutions in relation to the approval of the unaudited results of the Company and its subsidiaries (prepared in accordance with PRC GAAP) for the third quarterly period ended 30 September 2008 were duly adopted by the Board on 24 October 2008.

1.3	The financial report of the Company in this third quarter report has not been audited.

1.4

Mr. Xiao Yaqing, Chairman and Chief Executive Officer of the Company; Mr. Chen Jihua, Chief Financial Officer; and Mr. Ou Xiaowu, Head of the Accounting Department warrant the truthfulness and completeness of the financial statements in this quarterly report.

2	COMPANY PROFILE

2.1	Principal financial data and indicators

Currency: RMB

			Changes from
	The end of	The end of	the end of
	reporting period	last year	last year
			(%)

Total assets (RMB)	127,854,817,738.46	105,496,183,860.31	21.194
Owners' equity
(or Shareholders' equity) (RMB)	58,231,945,325.45	60,576,990,872.82	-3.871
Net assets attributable to shareholders
of the Company per share (RMB)	4.31	4.48	-3.795

	From the beginning of
	year to the end of	Changes from
	reporting period	the corresponding
	(January to September)	period last year
		(%)

Net cash flow from operating activities (RMB)	847,192,372.61	-90.733
Net cash flow from operating activities per share (RMB)	0.0626	-91.504

		From the
		beginning of year
		to the end of
		reporting period	Changes from
	The reporting period	(January to	the corresponding
	(July to September)	September)	period last year
			(%)

Net profit attributable to shareholders
of the Company (RMB)	182,896,608.45	2,583,643,429.55	-92.03
Basic earnings per share (RMB)	0.014	0.191	-92.693
Basic earnings per share after
extraordinary items (RMB)	-	0.200	-
Diluted earnings per share (RMB)	0.014	0.191	-92.693
Return on net assets (fully diluted) (%)	0.314	4.437	Decreased
			by 91.569
			percentage
			points
			Decreased
			by 93.138
Return on net assets after			percentage
extraordinary items (fully diluted) (%)	0.258	4.644	points

From the beginning
of year to the end of
reporting period
(January to September)
Deduction: Charged to
Extraordinary items	allocated item
(RMB)

Profit and loss from disposal of non-current assets	-36,391,395.58
Government subsidies included in the profit and
loss of the period, but excluding government
subsidies closely related to the business of
the Company and are of fixed amount or
fixed sum in accordance with the
State's unified standards	30,202,085.02
Profit and loss from entrusted investment	2,470,702.5
Net profit and loss in the period of subsidiaries arising
from the merger of enterprises
under the same control from
the beginning of the period to merger date	35,272,000.00
Net non-operating income/expenses
other than above items	-216,315,588.78
Other extraordinary items	38,181,611.89

Total	-146,580,584.95

Review on Operation Results

The Company's total revenue for the third quarter amounted to RMB19.08 billion, representing a decrease of 7.9% as compared to the corresponding period last year. Net profit was RMB183 million, representing a decrease of 92.9% as compared to the corresponding period last year. Earnings per share in the third quarter were RMB0.014.

The total revenue of the Company from January to September was RMB58.69 billion, representing a decrease of 7.4% as compared to the corresponding period last year. Net profit was RMB2.584 billion, representing a decrease of 72.1% as compared to the corresponding period last year. Earnings per share for the nine months ended 30 September 2008 were RMB0.191.

In the third quarter, the production and operation of the Company remained stable and the production volume of major products saw a steady growth. The production volume of alumina of the Company for the third quarter amounted to 2.54 million tonnes, representing an increase of 5.8% as compared to the corresponding period last year while the production volume of alumina chemicals reached 0.28 million tonnes, representing an increase of 7.7% as compared to the corresponding period last year. The production volume of primary aluminum products amounted to 0.90 million tonnes, representing an increase of 25% as compared to the corresponding period last year.

The Company proactively reduced consumption, boosted energy saving and emissions reduction whilst optimizing technological indicators. The Company had maintained the safety of its production processes and sound environmental protection. The Company also strengthened management of its facilities, resulting in a gradual decrease in the frequency of breakdown and overhaul.

2.2	Number of shareholders and the top ten shareholders not subject to trading moratorium as at the end of the reporting period

Total number of shareholders
as at the end of reporting period	728,831

Particulars of the top ten shareholders of tradable shares not subject to trading moratorium

Unit: Share

	Number of
	tradable shares not
	subject to trading
	moratorium held
	as at the end of
Name of shareholders (in full)	reporting period	Class of share

HKSCC NOMINEES LIMITED	3,936,565,827	Overseas listed
		foreign shares
China Cinda Assets	900,559,074	RMB denominated
Management Corporation		ordinary shares
China Construction Bank Corporation	709,773,136	RMB denominated
		ordinary shares
China Development Bank	554,940,780	RMB denominated
		ordinary shares
Guangxi Investment Group Co., Ltd.	195,040,000	RMB denominated
		ordinary shares
Guizhou Provincial Materials Development	79,200,000	RMB denominated
and Investment Corporation		ordinary shares
Industrial and Commercial Bank of China	29,037,781	RMB denominated
- Shanghai 50 ETF Securities Investment Fund		ordinary shares
International Finance - Standard Chartered	27,934,551	RMB denominated
- CITIGROUP GLOBAL MARKETS LIMITED		ordinary shares
Bank of China - Harvest Shanghai Shenzhen 300	13,937,936	RMB denominated
Index Securities Investment Fund		ordinary shares
China Construction Bank - Bosera Yufu Securities	7,376,905	RMB denominated
Investment Fund		ordinary shares

3	SIGNIFICANT EVENTS

3.1	Material changes in major accounting items and financial indicators and the reasons therefor

Ö Applicable	Not Applicable

The Company's results for the third quarter of 2008 were affected by the hiking prices of raw materials, energy and fuels which resulted in a substantial increase in the production costs of the Company as compared to the corresponding period last year. In addition, the global economic environment impacted the selling prices of the Company's major products, which dropped more significantly as compared to the corresponding period last year and led to a reduction in the Company's profit.

The increase in accounts receivables was mainly attributable to the cross month settlement of the accounts receivables of primary aluminum and the accounts receivables of aluminum fabricated products.

The increase in inventories was mainly attributable to the increase in inventories of finished products as well as the increase in the reserves of raw materials and fuels such as ores and coal.

The increase in interest-bearing liabilities such as short-term borrowings, long-term borrowings and debentures payable was mainly attributable to the need to supplement working capital of the Company.

The increase in dividends payable was mainly attributable to the distribution of interim dividends by the Company, which is subject to the approval of the general meeting to be held.

The increase in financial expenses was mainly attributable to the increase in interest-bearing liabilities of the Company.

The increase in non-operating income was mainly attributable to the increase in income arising from insurance claims. The increase in non-operating expense was mainly attributable to the increase in losses resulting from the suspension of production in certain subsidiaries of the Company due to energy shortages.

3.2	Significant events and their effect and analysis on solutions

Applicable	Ö Not Applicable

3.3	Implementation of undertakings by the Company, its shareholders and de facto controller

Ö Applicable	Not Applicable

The Company's undertakings:

(1)

To acquire the primary aluminum business of Liancheng Alumium by the end of 2007; to solve the problem of competition with Tongchuan Xinguang within one year following the listing of the Company's A Shares; to merge the primary aluminium business of Baotou Aluminum as and when appropriate following the issue of the Company's A shares.

(2)	To complete the registration of change of the Company with the Industrial and Commercial Administration within 6 months following the issue of the Company's A shares.

(3)	To complete title change procedures for the assets of Shandong Aluminum and Lanzhou Aluminum within 12 months after listing of the securities of the Company on the Shanghai Stock Exchange.

(4)

To complete the registration of change with the Industrial and Commercial Administration within six months following the share exchange merger with Baotou Aluminum Co., Ltd. and to establish it as a new wholly-owned subsidiary after the merger.

As at the end of 2007, the Company had completed the merger with Baotou Aluminum Co., Ltd., a listed company engaged in primary aluminum business and a subsidiary of the Company's controlling shareholder. As a result, it became a wholly-owned subsidiary of the Company.

As at the end of May 2008, the Company had completed the acquisition of Liancheng Aluminum Co., Ltd., a subsidiary of the Company's controlling shareholder engaged in primary aluminum business, and five aluminum fabrication enterprises of the Company's controlling shareholder.

As for those minor competing assets which are not appropriate to be immediately dealt with by the controlling shareholder due to certain title issues, the Company has started negotiations with the controlling shareholder regarding competition among such businesses with a view to resolving such competitions.

3.4

Warning on any potential loss in accumulated net profit from the beginning of the year to the end of next reporting period or any material change from the corresponding period last year and the reason therefor

Applicable	Ö Not Applicable

3.5	Securities Investment

Ö Applicable	Not Applicable

Unit: RMB

			Shares held		Book value	Book value
			as at	Initial	as at	as at
			30 September	investment	30 September	1 July
No.	Stock Code	Name	2008	amount	2008	2008	Ledger
			(shares)

1	601601	China Pacific Insurance	300,000	348,000	4,962,000	5,775,000	Available-for-sale
							financial assets

Total			-	348,000	4,962,000	5,775,000	-

Zunyi Aluminum Co., Ltd., a subsidiary of the Company, acquired 300,000 shares in China Pacific Insurance (Group) Co., Ltd. ("China Pacific Insurance") in 1995. These shares are subject to a trading moratorium of one year commencing from the listing of China Pacific Insurance on the Shanghai Stock Exchange on 25 December 2007.

Aluminum Corporation of China Limited
Legal representative: Xiao Yaqing
24 October 2008

4	APPENDICES

4.1	Consolidated Balance Sheet
As at 30 September 2008
Prepared by: Aluminum Corporation of China Limited

Unit: RMB, Unaudited

	Closing balance	Opening balance
	at the end	in the beginning
Items	of the period	of the year

Current assets:
Cash and bank balance	10,570,381,218.47	8,937,958,343.76
Balances with clearing companies
Placements with banks and
other financial institutions
Held for trading financial assets	95,563,200.00	8,102,600.00
Bills receivable	1,176,593,915.84	2,534,547,984.84
Accounts receivable	2,303,706,199.97	1,169,727,834.48
Prepayments	2,871,052,781.94	1,476,966,633.07
Premiums receivable
Receivables from reinsurers
Deposits receivable from
reinsurance agreements
Interest receivable
Dividend receivable
Other receivable	677,644,956.92	402,958,954.58
Purchases of resold financial assets
Inventories	22,661,687,298.05	15,338,238,019.63
Non-current assets due within one year	17,922,491.23	66,646,759.83
Other current assets	510,436,135.74	161,391,098.64
Total current assets	40,884,988,198.16	30,096,538,228.83

Non-current assets:
Loans and advances granted
Financial assets available for sale	31,097,597.02	40,112,597.02
Held-to-maturity investments
Long-term receivables
Long-term equity investments	1,380,327,836.73	1,190,216,870.54
Investment properties	107,365,530.11	109,201,173.18
Fixed assets	61,654,439,722.35	56,072,129,971.60
Construction in progress	18,525,634,258.61	12,741,577,100.86
Construction materials	326,974,842.62	293,917,305.59
Disposals of fixed assets	31,731,569.61
Biological assets for production
Fuel assets
Intangible assets	1,882,320,286.09	1,725,280,101.58
Development expenses
Goodwill	2,330,945,875.24	2,330,945,875.85
Long-term deferred expenditures	188,372,943.21	108,829,419.56
Deferred income tax assets	510,619,078.71	555,435,215.70
Other non-current assets		232,000,000.00
Total non-current assets	86,969,829,540.30	75,399,645,631.48
Total assets	127,854,817,738.46	105,496,183,860.31

Current liabilities:
Short-term borrowings	12,783,403,614.90	5,788,055,182.48
Borrowings from central bank
Deposit taking and deposit in
inter-bank market
Placements from banks and other
financial institutions
Held-for-trading financial liabilities	1,619,561.00
Notes payable	251,010,000.00	391,060,000.00
Accounts payable	4,933,616,083.83	4,091,202,311.62
Payments received in advance	2,223,762,204.30	1,097,790,178.39
Disposal of repurchased
financial assets
Handling charges and
commissions payable
Staff remuneration payable	743,903,202.66	602,077,430.67
Taxes payable	-188,582,945.59	626,597,432.13
Interest payable		477,675.00
Dividend payable	109,707,611.93	37,015,033.14
Other payable	5,665,845,185.37	4,935,182,344.60
Reinsurance accounts payable
Deposits for insurance contracts
Customer deposits for trading
in securities
Customer deposits for underwriting
Non-current liabilities due
within one year	2,777,661,863.33	2,477,022,069.03
Other current liabilities	5,432,854,868.54	3,205,457,067.81
Total current liabilities	34,734,801,250.27	23,251,936,724.87

Non-current liabilities:
Long-term borrowings	23,250,689,124.04	15,479,914,258.19
Debentures payable	7,083,683,888.90	2,029,182,500.00
Long-term payables
Special payables	15,000,000.00	88,000,000.00
Accrued liabilities	33,033.00
Deferred income tax liabilities	213,343,154.51	172,460,344.63
Other non-current liabilities	114,002,115.69	92,555,148.69
Total non-current liabilities	30,676,751,316.14	17,862,112,251.51
Total liabilities	65,411,552,566.41	41,114,048,976.38

Owner's equity
(or shareholders' equity):
Paid-up capital (share capital)	13,524,487,892.00	13,524,487,892.00
Capital reserve	13,213,760,814.81	17,296,864,488.98
Less: Treasury stock
Surplus reserve	5,719,085,176.13	5,719,085,176.06
General risk provision
Undistributed profit	25,869,122,414.36	24,026,506,614.19
Difference arising from
foreign currencies translation	-94,510,971.85	10,046,701.59
Equity attributable to shareholders
of the Company	58,231,945,325.45	60,576,990,872.82
Minority interests	4,211,319,846.60	3,805,144,011.11
Total owner's equity	62,443,265,172.05	64,382,134,883.93
Total liabilities and owners' equity	127,854,817,738.46	105,496,183,860.31

Company Legal	Person-in-charge	Head of Accounting
Representative:	of accounting:	Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Balance Sheet
As at 30 September 2008
Prepared by: Aluminum Corporation of China Limited

Unit: RMB, Unaudited

Items	Closing balance	Opening balance
	at the end	in the beginning
	of the period	of the year

Current assets:
Cash and bank balance	6,058,367,326.34	5,121,705,299.56
Held for trading financial assets
Bills receivable	621,817,141.60	1,539,934,767.09
Accounts receivable	3,615,187,519.28	1,121,608,536.67
Prepayments	1,109,320,699.83	370,447,718.05
Interest receivable
Dividends receivable	140,071,192.15	4,656,000.37
Other receivable	2,091,240,068.80	1,432,617,086.71
Inventories	12,605,071,234.70	9,654,909,046.85
Non-current assets
due within one year	17,922,491.23	48,646,759.83
Other current assets	159,349,441.85	47,450,838.84
Total current assets	26,418,347,115.78	19,341,976,053.97

Non-current assets:
Financial assets available for sale	7,000,000.00	7,000,000.00
Held-to-maturity investment
Long-term receivables
Long-term equity investments	13,096,719,768.45	8,289,413,828.46
Investment properties
Fixed assets	42,597,578,969.24	38,161,236,861.35
Construction in progress	8,728,807,454.16	7,354,009,579.55
Construction materials	243,553,003.43	155,135,869.36
Disposal of fixed assets	27,869,216.24
Biological assets for production
Fuel assets
Intangible assets	690,043,164.87	596,147,137.68
Development expenses
Goodwill	2,330,945,875.24	2,330,945,875.24
Long-term deferred expenditures	102,188,991.18	85,657,942.95
Deferred income tax assets	269,944,640.14	273,870,089.94
Other non-current assets
Total non-current assets	68,094,651,082.95	57,253,417,184.53
Total assets	94,512,998,198.73	76,595,393,238.50

Current liabilities:
Short-term borrowings	3,900,000,000.00
Held-for-trading financial liabilities
Notes payable	50,000,000.00	36,500,000.00
Accounts payable	2,975,750,051.85	2,792,863,649.04
Unearned receipts	515,088,804.66	549,703,650.42
Staff remuneration payables	422,084,798.78	213,800,288.37
Taxes payable	43,748,157.67	504,634,856.84
Interest payable
Dividends payable		19,414,500.00
Other payable	3,695,561,341.56	3,818,730,264.24
Non-current liabilities
due within one year	1,589,969,200.00	1,549,938,400.00
Other current liabilities	5,300,128,620.69	3,143,393,462.41
Total current liabilities	18,492,330,975.21	12,628,979,071.32

Non-current liabilities:
Long-term borrowings	12,291,954,000.00	5,294,354,000.00
Debentures payable	7,083,683,888.90	2,029,182,500.00
Long-term payables
Special payables		88,000,000.00
Accrued liabilities
Deferred income tax liabilities	142,653,882.95	147,143,985.11
Other non-current liabilities	41,507,358.00	60,297,358.00
Total non-current liabilities	19,559,799,129.85	7,618,977,843.11
Total liabilities	38,052,130,105.06	20,247,956,914.43

Owner's equity
(or shareholders' equity):
Paid-up capital (share capital)	13,524,487,892.00	13,524,487,892.00
Capital reserve	14,132,934,923.34	15,524,246,116.50
Less: Treasury stock
Surplus reserve	5,719,085,176.13	5,719,085,176.13
Undistributed profit	23,084,360,102.20	21,579,617,139.44
Total owners' equity
(or shareholders' equity)	56,460,868,093.67	56,347,436,324.07
Total liabilities and owners' equity	94,512,998,198.73	76,595,393,238.50

Company Legal	Person-in-charge	Head of Accounting
Representative:	of accounting:	Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

4.2	Consolidated income statement
Prepared by: Aluminum Corporation of China Limited

Unit: RMB, Unaudited

From the
		From the	beginning of
		beginning of	last year to
		year to	the end of
		the end of	reporting
Amount for	Amount for	reporting	period
the period	last period	period	last year
(July-	(July-	(January-	(January-
Items	September)	September)	September)	September)

1.	Total operating revenue	19,080,704,374.01	20,715,519,673.09	58,687,530,120.53	63,366,644,243.31
	Including: operating revenue	19,080,704,374.01	20,715,519,673.09	58,687,530,120.53	63,366,644,243.31
	Interest income
	Premiums earned
	Handling charges and
	commission income

2.	Total cost of operations	19,159,318,367.89	17,255,207,872.31	55,428,273,051.37	50,328,139,870.29
	Including: operating cost	17,579,185,747.07	15,808,196,841.80	51,074,973,633.66	46,459,059,683.21
	Interest expenses
	Handling charges and
	commission expenses
	Surrender payment
	Net expenditure for
	compensation payments
	Net provision for withdrawal
	of insurance deposits
	Policyholder dividend expenses
	Reinsurance costs
	Business tax and surcharges	83,881,354.64	158,039,025.11	284,905,805.15	451,843,790.98
	Selling expenses	413,684,315.03	354,002,059.21	1,130,588,190.31	962,679,050.12
	Administrative expenses	538,091,054.50	646,392,135.17	1,672,259,403.73	1,639,553,269.51
	Finance expenses	550,627,795.24	284,990,693.94	1,283,251,205.38	809,947,344.75
	Loss on assets impairment	-6,151,898.59	3,587,117.08	-17,705,186.86	5,056,731.72
Add:	Gains on fair
	value changes
	(loss stated with "-")	150,385,273.59	-34,805,532.07	164,228,580.56	34,962,771.71
	Investment income
	(loss stated with "-")	176,513,709.28	73,258,446.13	346,335,389.70	230,416,596.82
Including:	Investment income
	from associated
	companies and
	jointly controlled
	entities	45,371,885.18	54,666,509.79	157,175,956.05	204,179,899.33
	Foreign currencies
	exchange gains
	(loss stated with "-")

3.	Operating profit
	(loss stated with "-")	248,284,988.99	3,498,764,714.84	3,769,821,039.42	13,303,883,741.55
Add:	Non-operating income	53,962,515.25	39,986,955.46	152,856,231.89	46,050,207.06
Less:	Non-operating expenses	7,111,414.59	66,201,716.29	371,362,665.13	96,885,648.11
Including:	Net loss from disposal
	of non-current assets	-873,724.19	45,407,761.10	40,483,197.95	45,407,761.10

4.	Total profit (loss stated with "-")	295,136,089.65	3,472,549,954.01	3,551,314,606.18	13,253,048,300.50
	Less: Income tax expenses	120,013,254.29	963,561,170.94	762,180,933.20	2,784,774,452.48

5.	Net profit (loss stated with "-")	175,122,835.36	2,508,988,783.07	2,789,133,672.98	10,468,273,848.02
	Net profit attributable to
	shareholders of the Company	182,896,608.45	2,294,777,034.45	2,583,643,429.55	9,264,654,003.85
	Minority interests	-7,773,773.09	214,211,748.62	205,490,243.43	1,203,619,844.17

6.	Earnings per share:
(i)	Basic earnings per share	0.014	0.191
(ii)	Diluted earnings per share	0.014	0.191

Company Legal	Person-in-charge	Head of Accounting
Representative:	of accounting:	Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Income statement of the Company
Prepared by: Aluminum Corporation of China Limited

Unit: RMB, Unaudited

From the
		From the	beginning of
		beginning of	last year to
		year to	the end of
		the end of	reporting
Amount for	Amount for	reporting	period
the period	last period	period	last year
(July-	(July-	(January-	(January-
Items	September)	September)	September)	September)

1.	Operating revenue	13,119,535,111.86	11,296,109,624.45	35,899,945,514.83	31,852,252,351.31
Less:	operating costs	12,162,658,340.76	8,311,904,626.25	31,008,734,322.42	21,440,129,514.12
Business tax and surcharges	57,490,801.84	102,052,862.98	197,396,201.87	286,803,162.58
Selling expenses	244,042,988.94	190,322,728.60	623,834,359.77	499,745,055.08
Administrative expenses	421,703,319.14	413,589,056.45	1,188,689,013.79	1,001,903,485.07
Finance expenses	367,348,140.50	64,175,701.11	652,552,507.32	176,117,337.22
Loss on assets impairment	-6,120,706.04	-1,563,628.15	-5,380,866.69	-535,459.87
	Add:	Gains on fair value
		changes (loss stated
		with "-")
		Investment income
\		(loss stated with "-")	201,434,440.71	249,976,148.21	554,449,989.33	448,491,408.38
Including:	Investment income
	from associated
	companies and
	jointly controlled
	entities	191,324,388.45	248,350,587.56	535,528,841.19	445,596,922.99

2.	Operating profit
	(loss stated with "-")	73,846,667.43	2,465,604,425.42	2,788,569,965.68	8,896,580,665.49
Add:	Non-operating income	42,065,581.37	1,652,834.22	115,788,573.31	4,251,037.58
Less:	Non-operating expenses	6,246,498.27	46,488,468.80	320,987,654.20	58,690,936.96
Including:	Net loss from disposal
	of non-current assets	3,338,151.84	33,140,879.93	34,327,757.44	36,006,128.39

3.	Total profit (loss stated with "-")	109,665,750.53	2,420,768,790.84	2,583,370,884.79	8,842,140,766.11
Less:	Income tax expenses	30,166,919.52	606,010,992.24	449,633,110.77	1,950,764,381.15

4.	Net profit (loss stated with "-")	79,498,831.01	1,814,757,798.60	2,133,737,774.02	6,891,376,384.96

Company Legal	Person-in-charge	Head of Accounting
Representative:	of accounting:	Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

4.3	Consolidated Cash Flow Statement
January-September 2008
Prepared by: Aluminum Corporation of China Limited

Unit: RMB, Unaudited

From the
beginning of
From the	last year to
beginning of	the end of
year to	reporting
the end of	period
reporting period	last year
(January-	(January-
Items	September)	September)

1.	Cash flow from operating activities:
	Cash received from product sales and
	rendering of services	74,148,992,299.77	81,658,670,459.47
	Net increase in deposits from
	customers and placements from
	banks and other financial institutions
	Net increase in borrowings from
	central bank
	Net increase in placements from
	other financial institutions
	Cash received from premiums of
	original insurance contracts
	Net cash received from
	reinsurance business
	Net increase in deposits from
	policyholders and investments
	Net increase in disposal of
	held-for-trading financial assets
	Cash received from interest,
	handling charges and commissions
	Net increase in placements from banks
	and other financial institutions
	Net increase in repurchases
	Refund of tax and levies received	108,560,992.64	65,771,529.43
	Other cash received relating to
	operating activities	167,194,572.66	56,091,028.04
	Sub-total of cash inflow from
	operating activities	74,424,747,865.07	81,780,533,016.94
	Cash paid for purchase of goods and
	receipt of services	63,498,869,623.80	60,076,123,728.04
	Net increase in loans and
	advances to customers
	Net increase in placements with
	central bank and
	other financial institutions
	Cash paid for claims on
	original insurance contracts
	Cash payment for interest,
	handling charges and commissions
	Cash payment for policyholder dividend
	Cash paid to and on behalf of employees	4,322,747,419.54	3,023,076,265.80
	Taxes and surcharges paid	4,816,367,414.85	8,584,951,624.97
	Other cash paid relating to
	operating activities	939,571,034.27	953,970,833.48
	Sub-total of cash outflow from
	operating activities	73,577,555,492.46	72,638,122,452.29
	Net cash flow from operating activities	847,192,372.61	9,142,410,564.65

2.	Cash flows from investment activities:
	Cash received from disposal of investments	96,054,000.00	2,849,135,012.76
	Cash received from returns on investments	141,805,509.18	87,837,224.14
	Net cash received from disposal of
	fixed assets, intangible assets and
	other long-term assets	94,452,451.53	146,552,737.06
	Net cash received from disposal of
	subsidiaries and other operating entities
	Other cash received relating to
	investment activities	56,452,441.78	460,851,469.70
	Sub-total of cash inflow from
	investment activities	388,764,402.49	3,544,376,443.66
	Cash paid to acquire fixed assets,
	intangible assets and
	other long-term assets	14,737,669,648.72	7,150,194,283.03
	Cash paid for investment	229,846,275.00	65,882,237.16
	Net increase in pledged loans
	Net cash paid for acquisition of subsidiaries
	and other operating entities	4,102,065,939.67
	Other cash paid relating to investment activities	104,521,579.53	68,573,881.06
	Sub-total of cash outflow from investment activities	19,174,103,442.92	7,284,650,401.25
	Net cash flows from investment activities	-18,785,339,040.43	-3,740,273,957.59

3.	Cash flow from financing activities:
	Proceeds received from investments	184,800,000.00	-300,000.00
Including:	Proceeds received by subsidiaries
	from minority
	shareholders' investment	184,800,000.00
Cash received from borrowings	25,253,162,847.28	7,319,294,150.85
Cash received from issue of debentures	6,977,000,000.00	4,966,904,314.56
Other cash received relating to financing activities	126,303,033.00	45,092,295.72
Sub-total of cash inflow from financing activities	32,541,265,880.28	12,330,990,761.13
Cash paid for repayment	12,432,138,820.92	10,754,736,678.00
Cash paid for dividend and
profit distribution or interest repayment	3,709,530,695.86	3,040,952,645.50
Including:	Dividend and profit paid by
	subsidiaries to minority shareholders	233,053,730.78	225,896,960.11
	Other cash paid relating to financing activities		43,070,048.09
	Sub-total of cash outflow from financing activities	16,141,669,516.78	13,838,759,371.59
	Net cash flows from financing activities	16,399,596,363.50	-1,507,768,610.46

4.	Effect on cash and cash equivalent due to
	change in foreign currency exchange rate

5.	Net increase in cash and cash equivalents	1,469,449,695.69	3,894,367,996.60
Add:	Balance of cash and cash equivalents
	at the beginning of the period	8,708,363,109.58	10,743,299,843.45

6.	Balance of cash and cash equivalents
	at the end of the period	10,177,812,805.27	14,637,667,840.05

Company Legal	Person-in-charge	Head of Accounting
Representative:	of accounting:	Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

Cash Flow Statement of the Company
January-September 2008
Prepared by: Aluminum Corporation of China Limited

Unit: RMB, Unaudited

From the
beginning of
From the	last year to
beginning of	the end of
year to	reporting
the end of	period
reporting period	last year
(January-	(January-
Items	September)	September)

1.	Cash flow from operating activities:
	Cash received from product sales and
	provision of services	40,415,295,409.40	36,872,608,570.20
	Refund of tax and levies received
	Other cash received relating to operating activities	100,440,038.71	3,487,395.00
	Sub-total of cash inflow from operating activities	40,515,735,448.11	36,876,095,965.20
	Cash paid for purchase of goods and
	receipt of services	33,917,150,523.38	21,914,887,481.77
	Cash paid to and on behalf of employees	3,299,466,184.86	2,673,352,397.23
	Taxes and surcharges paid	3,082,626,063.86	6,068,362,036.12
	Other cash paid relating to operating activities	657,339,403.47	952,032,837.25
	Sub-total of cash outflow from operating activities	40,956,582,175.57	31,608,634,752.37
	Net cash flow from operating activities	-440,846,727.46	5,267,461,212.83

2.	Cash flows from investment activities:
	Cash received from disposal of investments		2,850,000,000.00
	Cash received from returns on investments	171,862,651.70	337,327,219.73
	Net cash received from disposal of fixed assets,
	intangible assets and other long-term assets	20,505,456.62	89,839,055.31
	Net cash received from disposal of subsidiaries and
	other operating entities	21,373,184.77
	Other cash received relating to investment activities	56,256,185.17	528,331,933.02
	Sub-total of cash inflow from investment activities	269,997,478.25	3,805,498,208.06
	Cash paid to acquire fixed assets,
	intangible assets and other long-term assets	6,638,636,565.01	4,115,553,000.58
	Cash paid for investment	63,882,225.00	715,604,924.08
	Net cash paid for acquisition of
	subsidiaries and other operating entities	5,612,182,580.54
	Other cash paid relating to investment activities	750,648,204.76	170,000,000.00
	Sub-total of cash outflow from investment activities	13,065,349,575.31	5,001,157,924.66
	Net cash flows from investment activities	-12,795,352,097.06	-1,195,659,716.60

3.	Cash flows from financing activities:
	Proceeds received from investments
	Cash received from borrowings	12,437,835,891.00	1,194,600,000.00
	Other cash received relating to financing activities	6,977,000,000.00	4,974,069,999.76
	Sub-total of cash inflow from financing activities	19,414,835,891.00	6,168,669,999.76
	Cash paid for repayment	6,088,369,200.00	4,849,594,678.00
	Cash paid for dividend and profit distribution or
	interest repayment	2,204,278,407.38	1,956,570,776.44
	Other cash paid relating to financing activities
	Sub-total of cash outflow from financing activities	8,292,647,607.38	6,806,165,454.44
	Net cash flows from financing activities	11,122,188,283.62	-637,495,454.68

4.	Effect on cash and cash equivalents due to
	change in foreign currency exchange rate

5.	Net increase in cash and cash equivalents	893,989,459.11	3,434,306,041.55
Add:	Balance of cash and cash equivalents
	at the beginning of the period	5,121,705,299.56	6,982,830,776.56

6.	Balance of cash and cash equivalents
	at the end of the period	6,015,694,758.67	10,417,136,818.11

Company Legal	Person-in-charge	Head of Accounting
Representative:	of accounting:	Department:
Xiao Yaqing	Chen Jihua	Ou Xiaowu

By order of the Board of
Aluminum Corporation of China Limited*
Xiao Yaqing
Chairman

Beijing, the PRC
24 October 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary